Exhibit 99.1

Titan Medical Reports First Quarter 2020 Financial Results

TORONTO--(BUSINESS WIRE)--May 13, 2020--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design and development of a single-port robotic surgical system for application in minimally invasive surgery (“MIS”), announces financial results for the three months ended March 31, 2020.

All financial results are prepared in accordance with International Accounting Standards (“IAS”) 34 on a basis consistent with the Company’s 2019 annual financial statements and are reported in U.S. dollars, unless otherwise stated. The unaudited condensed interim financial statements and management’s discussion and analysis for the period ended March 31, 2020 may be viewed at www.sedar.com and at www.sec.gov.

David McNally, President and CEO of Titan, said, “Despite the emergence of the COVID-19 pandemic during the first quarter of 2020, we have since closed three incremental financings. We completed a first registered direct offering for proceeds of approximately $1.2 million on March 27. On April 28, we received a $1.5 million senior secured loan from a leading global medical technology company, and then on May 7, we completed a second registered direct offering for $2.0 million.”

Mr. McNally concluded, “We also reached an agreement with our primary product development supplier to pay off the amounts owing by the end of 2020. The supplier agreement and our recent financings are intended to position the Company to raise additional capital to satisfy our creditors and resume development of our single-port robotic surgical system.”

Business highlights and achievements for the first quarter of 2020 and recent weeks include:

  On January 6, 2020, the Company and Cambridge Design Partnership Ltd. announced an expanded engagement for robotic instrument development.
  On January 27, the Company announced that it had received ISO 13485: 2003 Certification from a European Notified Body.
  On March 26, the Company announced that it had expanded and strengthened its global IP portfolio to 49 issued patents and 86 patent applications; the portfolio has since grown to 52 issued patents and 84 applications.
  On March 27, the Company announced receiving proceeds of $1.2 million from a registered direct offering of common stock and warrants, led by H.C. Wainwright & Co.
  On April 29, the Company announced a $1.5 million senior secured loan facility with a leading global medical technology company.
  On April 30, the Company announced that it had entered into a letter agreement with its primary product development supplier for the payment of outstanding payables.
  On May 7, the Company announced receiving proceeds of $2.0 million from a registered direct offering of common stock and warrants, led by H.C. Wainwright & Co.

Financial results for the three months ended March 31, 2020 include:

  Research and development (“R&D”) expenses for the three months ended March 31, 2020 were $46,119, compared with R&D expenses of $14,408,612 for the corresponding prior-year period, as the Company suspended product development during the first quarter of 2020 due to insufficiency of available capital and disruption to supplier relationships.
  Net and comprehensive loss for the three months ended March 31, 2020 was $768,043, compared with a net and comprehensive loss of $28,282,880, for the three months ended March 31, 2019. In addition to reduced R&D expenses, the results for both periods include the impact of changes in the valuation of outstanding warrants.
  Cash, cash equivalents and deposits with service providers as of March 31, 2020 were $2,241,619, compared with cash, cash equivalents and deposits with service providers of $1,295,892 as of December 31, 2019. At March 31, 2020, current liabilities, excluding warrant liability were $10,210,103 compared with $11,433,967 as of December 31, 2019.

About Titan

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision options and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including with respect to the use of the net proceeds of recent financings and the Company’s expanded relationship with Cambridge Design Partnership Ltd., reflect management’s current beliefs with respect to future events and are based on information currently available to management. There can be no assurance that the Company will be successful in raising additional capital necessary to satisfy its creditors, to pay its primary product development supplier as well as other suppliers and to resume development of its single-port robotic surgical system. Furthermore, as previously announced on March 30, 2020, the Company notes that its business and prospects are subject to added risks associated with and arising from COVID-19, and the uncertainty of the effects, duration and severity of the outbreak. For example, the potential effects on the Company’s product and service providers, consultants, U.S. and European regulatory authorities and investigational hospital sites is presently unknown. Titan’s previous market opportunity and growth projections are rendered unreliable given the severity of COVID-19 on the healthcare sector as well as, more broadly, on the economy and the capital markets. The Company therefore has withdrawn and disclaimed all prior disclosures and references in its annual information forms, management’s discussion and analysis, material change reports, news releases, investor presentations, letters to shareholders, prospectuses and other regulatory filings, with respect to: i) market research reports published by external market research firms; ii) market size and growth projections; iii) any and all product and service pricing estimates; iv) revenue projections; and v) market and revenue growth set forth in news releases or filings of other issuers in the robotic surgical technology sector. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report for the year ended December 31, 2019 (which may be viewed at www.sedar.com and www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Contact Information
Stephen Randall
Chief Financial Officer
416-548-7522
stephen@titanmedicalinc.com